[Allianz SE Letterhead]

February 7, 2007

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Allianz Aktiengesellschaft

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated January 25, 2007, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005. As discussed, we will be unable to respond to your comments within the ten business days requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments in late February 2007.

On behalf of Allianz, I would like to thank you and your colleagues in advance for your understanding for this extension, and please do not hesitate to call me at (011) (49) 89-3800-16597 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 if you have any questions regarding the above.

Very truly yours,

/s/ Burkhard Keese
Burkhard Keese
Head of Financial Reporting

cc:	Vanessa Robertson

James Atkinson

(Securities and Exchange Commission)

Dr. Peter Hemeling

(Allianz SE)

William D. Torchiana

(Sullivan & Cromwell LLP)